Exhibit 3.3

AMENDMENT NO. 1 TO THE BY-LAWS OF

NATIONAL MENTOR HOLDINGS, INC.

Pursuant to resolutions adopted as of December 16, 2013 by unanimous written consent of the board of directors of National Mentor Holdings, Inc., a Delaware corporation (the “Corporation”), the by-laws (the “By-laws”) of the Corporation were amended as follows:

1. Section 6 of Article IV was deleted in its entirety and replaced with the following:

Section 6. Executive Chair. The Executive Chair shall be determined by the board of directors and shall have the powers and perform the duties incident to that position. He or she shall preside at all meetings of the board of directors and stockholders and shall have such other powers and perform such other duties as may be prescribed by the board of directors or provided in these by-laws. The Executive Chair may be, but is not required to be, a management employee of the corporation. Whenever the Executive Chair is unable to serve, by reason of sickness, absence or otherwise, the board of directors may designate another member of the board of directors or officer of the corporation to perform all the duties and responsibilities and exercise all the powers of the Executive Chair.

The remaining references in the By-laws to the “Chairman of the Board” or the “chairman of the board” were replaced with references to the “Executive Chair.”

2. Article IV was amended by adding the following Section immediately following Section 6 therein:

Section 7. Chief Executive Officer. The chief executive officer shall be determined by the board of directors and shall have the powers and perform the duties incident to that position. Subject to the powers of the board of directors, he or she shall be in the general and active charge of the entire business and affairs of the corporation, and shall be its chief policy making officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the board of directors or provided in these by-laws.

The remaining Sections in Article IV were renumbered as appropriate (e.g., “Section 7. The President.” is renumbered “Section 8. The President.”).